September 15, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington D.C. 20549

RE:	Comments regarding Solar Energy Initiatives, Inc. Form 10K for the Fiscal Year Ended July 31, 2010 Filed November 15, 2010 Form 10Q for the Quarter Ended January 31, 2011 File No. 333-148155

Dear Mr. Vaughn,

We have reviewed your comments and have the following responses:

Form 10-K for the Fiscal Year Ended July 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Business Combinations and Consolidations, page F-9

1.
We note your response to prior comment 2. As outlined in your response, please amend your July 31, 2010 Form 10-K and the October 31, 2010 Form 10-Q to remove the referral to the accounts receivable associated with factoring and securitization programs not recorded on the balance sheet.

Response

We acknowledge your comment and intend to amend the Form 10-K within ten business days to incorporate the above comment.

Note 13. Equity Method Investee, page 23

2.	We note your response to prior comment 3. Please respond to the following comments:

September 15, 2011

•
Please explain to us in more detail why you believe that the Martin’s Creek NC, LLC should be treated as an equity investment as of July 31, 2010 in accordance with Topic 810 of the FASB Accounting Standards Codification.

Response:

As of July 31, 2010 the Martin’s Creek NC, LLC (“Martin’s Creek”) was 1/6 owned by Solar Energy Initiatives, Inc. (the “Company”). The Company had invested $30,000 of capital into Martin’s Creek NC, LLC, and lent approximately $530,000 which was eventually paid back out of the proceeds from the sale of Martin’s Creek. As of July 31, 2010, Martin’s Creek’s only obligations included the liabilities to the Company. At July 31, 2010, The Company identified  no variable interest in the equity it held in Martin’s Creek or the loan due to the Company from Martin’s Creek. As of July 31, 2010, Martin’s Creek had no other debt or obligations. (See response below for further VIE analysis). Under 810-10-15-3, “if the reporting entity is within the scope of the Variable Interest Entities Subsections, it should first apply the guidance in those Subsections.” Otherwise, the reporting entity should use the guidance in the “General Subsections” to determine whether that interest constitutes a controlling financial interest. Under the General Subsection of 810-10-25 of the FASB Accounting Standards Codification, section 25-1: Consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply (see Section 810-10-15). The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. As noted above, the Company held a 1/6 ownership interest in Martin’s Creek. Therefore, the Company concluded Martin’s Creek should be treated as an equity investment as of July 31, 2010 in accordance with Topic 323 “Investments – Equity Method and Joint Ventures.

•
As previously requested, please provide a detailed analysis of each factor outlined in paragraphs 810-10-25-20 through 36 of the FASB Accounting Standards Codification of why you believe that Martin’s Creek NC, LLC is a variable interest entity from September 28, 2010 through February 2, 2011. In addition, to the extent that you have concluded this is a variable interest entity, discuss why you have now concluded that you are the primary beneficiary including your consideration of paragraph 810-10-25-42 of the FASB Accounting Standards Codification.

Response:

See each factor addressed as outlined in paragraphs 810-10-25-20 through 36 of the FASB Accounting Standards Codification below of why we believe that Martin’s Creek NC, LLC is a variable interest entity from September 28, 2010 through February 2, 2011.

September 15, 2011

25-20   This Subsection addresses various transactional considerations in determining whether a legal entity is a variable interest entity (VIE) and would need to be consolidated by the reporting entity, specifically: a. Determining the variability to be considered b. Initial involvement with a legal entity c. Consolidation based on variable interests The effect of related parties 2. Sufficiency of equity at risk 3. Implicit variable interests 4. Variable interest and interests in specific assets of a VIE.

Determining the Variability to Be Considered
25-21    The variability that is considered in applying the Variable Interest Entities Subsections affects the determination of all of the following:

a. Whether the legal entity is a VIE

b. Which interests are variable interests in the legal entity

c. Which party, if any, is the primary beneficiary of the VIE.

25-22   The variability to be considered in applying the Variable Interest Entities Subsections shall be based on an analysis of the design of the legal entity as outlined in the following steps:

a. Step 1: Analyze the nature of the risks in the legal entity (see paragraphs 810-10-25-24 through 25-25 for the analysis for Martins Creek NC, LLC).

b. Step 2: Determine the purpose(s) for which the legal entity was created and determine the variability (created by the risks identified in Step 1) the legal entity is designed to create and pass along to its interest holders (see paragraphs 810-10-25-26 through 25-36).

25-23    For purposes of paragraphs 810-10-25-21 through 25-36, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the legal entity). After determining the variability to consider, the reporting entity can determine which interests are designed to absorb that variability. The cash flow and fair value are methods that can be used to measure the amount of variability (that is, expected losses and expected residual returns) of a legal entity. However, a method that is used to measure the amount of variability does not provide an appropriate basis for determining which variability should be considered in applying the Variable Interest Entities Subsections.

25-24  The risks to be considered in Step 1 that cause variability include, but are not limited to, the following:

a. Credit risk – As noted previously, there was no credit risk established for the entity Martins Creek as of July 31, 2010, other than its loan from the Company. However, on September 28, 2010, Martin’s Creek obtained a Bank Loan was there credit risk for the interest holders.

b. Interest rate risk (including prepayment risk) - There was no interest rate risk established for the entity Martins Creek as of July 31, 2010. It wasn’t until Martin’s Creek obtained the Bank Loan was there interest rate risk..

September 15, 2011

c. Foreign currency exchange risk – There was none.

d. Commodity price risk - There was none.

e. Equity price risk - There was none.

f. Operations risk- The operations risk included the equipment price risk used in the Martin’s Creek project and the Risk of selling the project at less than cost.

25-25    In determining the purpose for which the legal entity was created and the variability the legal entity was designed to create and pass along to its interest holders in Step 2, all relevant facts and circumstances shall be considered, including, but not limited to, the following factors:

a.	The activities of the legal entity
b.	The terms of the contracts the legal entity has entered into
c.	The nature of the legal entity's interests issued
d.	How the legal entity's interests were negotiated with or marketed to potential investors
e.	Which parties participated significantly in the design or redesign of the legal entity.

25-26  Typically, assets and operations of the legal entity create the legal entity's variability (and thus, are not variable interests), and liabilities and equity interests absorb that variability (and thus, are variable interests). Other contracts or arrangements may appear to both create and absorb variability because at times they may represent assets of the legal entity and at other times liabilities (either recorded or unrecorded). The role of a contract or arrangement in the design of the legal entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating variability for the entity or absorbing variability.

25-27   A review of the terms of the contracts that the legal entity has entered into shall include an analysis of the original formation documents, governing documents, marketing materials, and other contractual arrangements entered into by the legal entity and provided to potential investors or other parties associated with the legal entity.

25-28   Example 3 (see paragraph 810-10-55-55) is intended to demonstrate how to apply the provisions of this guidance on determining the variability to be considered, including whether arrangements (such as derivative instruments or guarantees of value) create variability (and are therefore not variable interests) or absorb variability (and are therefore variable interests).

September 15, 2011

25-29   A qualitative analysis of the design of the legal entity, as performed in accordance with the guidance in the Variable Interest Entities Subsections, will often be conclusive in determining the variability to consider in applying the guidance in the Variable Interest Entities Subsections, determining which interests are variable interests, and ultimately determining which variable interest holder, if any, is the primary beneficiary.

25-30   The following addresses various considerations related to determination of variability, specifically:

a. Terms of interests issued

b. Subordination

c. Certain interest rate risk

d. Certain derivative instruments.

>> Terms of Interests Issued
25-31   An analysis of the nature of the legal entity's interests issued shall include consideration as to whether the terms of those interests, regardless of their legal form or accounting designation, transfer all or a portion of the risk or return (or both) of certain assets or operations of the legal entity to holders of those interests. The variability that is transferred to those interest holders strongly indicates a variability that the legal entity is designed to create and pass along to its interest holders.

As discussed above, we did not identify risks as of July 31, 2010 in the loan due to the Company from Martin’s Creek, which was the only liability at July 31, 2010 on Martin’s Creek.  Therefore there was no variability to Martin’s Creek.  However, as of September 28, 2010 through February 2, 2011 Martin’s Creek transferred portions of the credit and interest risk to the Company and the Company’s related parties to obtain the bank loan.  Therefore this indicates the variability of the entity under this section.

>> Subordination
25-32   For legal entities that issue both senior interests and subordinated interests, the determination of which variability shall be considered often will be affected by whether the subordination (that is, the priority on claims to the legal entity's cash flows) is substantive. The subordinated interest(s) (as discussed in paragraph 810-10-55-23) generally will absorb expected losses prior to the senior interest(s). As a consequence, the senior interest generally has a higher credit rating and lower interest rate compared with the subordinated interest. The amount of a subordinated interest in relation to the overall expected losses and residual returns of the legal entity often is the primary factor in determining whether such subordination is substantive. The variability that is absorbed by an interest that is substantively subordinated strongly indicates a particular variability that the legal entity was designed to create and pass along to its interest holders. If the subordinated interest is considered equity-at-risk, as that term is used in paragraph 810-10-15-14, that equity can be considered substantive for the purpose of determining the variability to be considered, even if it is not deemed sufficient under paragraphs 810-10-15-14(a) and 810-10-25-45.

September 15, 2011

>> Certain Interest Rate Risk
25-33   Periodic interest receipts or payments shall be excluded from the variability to consider if the legal entity was not designed to create and pass along the interest rate risk associated with such interest receipts or payments to its interest holders. However, interest rate fluctuations also can result in variations in cash proceeds received upon anticipated sales of fixed-rate investments in an actively managed portfolio or those held in a static pool that, by design, will be required to be sold prior to maturity to satisfy obligations of the legal entity. That variability is strongly indicated as a variability that the legal entity was designed to create and pass along to its interest holders.

>> Certain Derivative Instruments
25-34     A legal entity may enter into an arrangement, such as a derivative instrument, to either reduce or eliminate the variability created by certain assets or operations of the legal entity or mismatches between the overall asset and liability profiles of the legal entity, thereby protecting certain liability and equity holders from exposure to such variability. During the life of the legal entity those arrangements can be in either an asset position or a liability position (recorded or unrecorded) from the perspective of the legal entity.

25-35   The following characteristics, if both are present, are strong indications that a derivative instrument is a creator of variability:

a. Its underlying is an observable market rate, price, index of prices or rates, or other market observable variable (including the occurrence or nonoccurrence of a specified market observable event).

b. The derivative counterparty is senior in priority relative to other interest holders in the legal entity.

25-36   If the changes in the fair value or cash flows of the derivative instrument are expected to offset all, or essentially all, of the risk or return (or both) related to a majority of the assets (excluding the derivative instrument) or operations of the legal entity, the design of the legal entity will need to be analyzed further to determine whether that instrument should be considered a creator of variability or a variable interest. For example, if a written call or put option or a total return swap that has the characteristics in (a) and (b) in the preceding paragraph relates to the majority of the assets owned by a legal entity, the design of the legal entity will need to be analyzed further (see paragraphs 810-10-25-21 through 25-29) to determine whether that instrument should be considered a creator of variability or a variable interest.

Under paragraph 810-10-25-42 of the FASB Accounting Standards Codification, we determined the Company is the primary beneficiary as follows:

The Company and its related parties guaranteed the Bank Loan, which we identified as a variable interest, at September 28, 2010. The guarantee by both the Company and its related parties (i.e. officers and employees of the Company) caused the Company to be the primary beneficiary and therefore a Variable Interest Entity to be consolidated and Topic 810.

September 15, 2011

•
We also note from your response that your amendment to your October 31, 2010 and January 31, 2011 Forms 10-Q to consolidate Martin’s Creek NC, LLC will only impact your balance sheet accounts of “cash” and “bank loan.” Please explain to us why you would still report the balance sheet accounts entitled “investment in equity method investee” and “other receivable from equity method investee” as a result of consolidating the Martin Creek’s NC, LLC as of October 31, 2010 and January 31, 2011.

Response:

The accounts entitled “investment in equity method investee” and other receivable from equity method investee” will be changed to “investment in variable interest entity” and “other receivable from variable interest entity”, respectively, as well.

Form 10-Q for the Quarter Ended April 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 4

-Comparison of Results of Operations…, page 5

3.
We note that your revenues declined from $732,200 to $520,865 for the three months ended April 30, 2011 but that you have not provided discussion and analysis as to the causes for the decrease in your revenues. Please provide this disclosure in future filings and describe any known trends that will affect your operating results. Refer to Regulation S-K Item 303(b)(2) and the instructions thereto.

Response

We acknowledge your comment and in future filings we will incorporate the suggested changes.

Note 13. Stockholders’ Deficit, page F-16

4.
We note that you completed private equity offerings of units that were comprised of 3,482,027 shares of common stock and common stock purchase warrants to acquire 3,482,027 shares of common stock with an exercise price of $0.16 per share for aggregate net proceeds of $321,518 during the nine months ended April 30, 2011. We further note that the warrants are exercisable on a cash or cashless basis for three years and that the investors received, among other rights, full ratchet anti-dilution rights for lower priced issuances of securities. We further note from page F-5 that you recognized $1.26 million in Ratchet provisions expense during the nine months ended April 30, 2011 related to these provisions.  Please explain to us in more detail how you accounted for these units including the Ratchet provisions issued during the nine months ended April 30, 2011. Cite the accounting literature relied upon and how you applied it to your situation.

September 15, 2011

Response

During the third quarter, the Company negotiated a settlement to finalize and settle all outstanding ratchet provisions under the units through the issuance of additional common stock. The Company expensed the value of the common stock as settlement cost at fair value.

Please contact Stephen Fleming, our attorney, with any further comments.  Mr. Fleming can be reached at 516-833-5034.

Sincerely,

/s/ Michael Dodak

Michael Dodak,
President and Interim Chief Financial Officer